Filed Pursuant to 424(b)(3)
File No. 333-124288
HEALTH GRADES, INC.
SUPPLEMENT, DATED FEBRUARY 28, 2006,
TO PROSPECTUS, DATED MAY 12, 2005
Essex Woodlands Health Ventures IV, L.P. (“Essex Woodlands”) has advised us that on February 27, 2006, it sold 4,136,802 shares of our common stock at a price of $6.05 per share, or an aggregate of $25,027,652. MDB Capital Group LLC, a registered broker-dealer, acted in a dual agency capacity in connection with the sale, and is receiving a commission of $0.05 per share from Essex Woodlands, or $206,840, and $0.05 per share from the purchasers.
Net proceeds to Essex Woodlands are $24,820,812. Essex Woodlands has advised us that after giving effect to the sale, it will no longer own any shares of our common stock.